Exhibit 4.54

March 25, 2022

JD LOGISTICS, INC.

AND

JINGDONG TECHNOLOGY GROUP CORPORATION

SUBSCRIPTION AGREEMENT

i

THIS SUBSCRIPTION AGREEMENT (this “Agreement”) is made on March 25, 2022

BETWEEN:

(1)

JD LOGISTICS, INC., a company incorporated in the Cayman Islands with limited liability and listed on the Main Board of the Stock Exchange (Stock Code: 2618), whose registered office is at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands and principal place of business in Hong Kong at Room 1901, 19/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong (the “Issuer”); and

(2)

JINGDONG TECHNOLOGY GROUP CORPORATION, a company incorporated under the laws of the Cayman Islands, whose registered office is at P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205 Cayman Islands (the “Subscriber”).

Each of the Issuer and the Subscriber is individually referred to herein as a “Party” and together as the “Parties.”

Words and expressions used in this Agreement shall be interpreted in accordance with Schedule 5.

WHEREAS:

(A)

The Issuer proposes to issue, and the Subscriber proposes to subscribe for, certain number of shares of the Company set out below (collectively, the “Subscription Shares”) on the terms and conditions set out in this Agreement.

(B)

The Issuer proposes to issue, and the Subscriber proposes to subscribe for, certain Shares as set out in Schedule 1 on and subject to the terms and conditions set out in Schedule 1 and this Agreement (the “Subscription”).

IT IS HEREBY AGREED as follows:

1.	SUBSCRIPTION AND PRICE

1.1

Subject to the conditions and in accordance with the terms of this Agreement, the Issuer shall issue, and the Subscriber shall subscribe for, the Subscription Shares at the Subscription Price set out in Schedule 1. Subject to the payment by the Subscriber of the Subscription Amount, the Subscription Shares shall be allotted and issued to the Subscriber, credited as fully paid, with effect from Closing with full legal and beneficial title and with all rights then attaching to them.

1.2

The Subscription Amount shall be payable by the Subscriber to the Issuer on the Closing Date by wire transfer to a bank account notified by the Issuer to the Subscriber at least two (2) Business Days before the Closing Date or on such other date or in such other manner as the Parties may agree in writing. Immediately upon effecting payment of the Subscription Amount, the Subscriber shall deliver to the Issuer documentary evidence that the Subscription Amount has been irrevocably made to the bank account.

2.	CONDITIONS TO CLOSING

2.1	Subject to the provisions under this Clause 2, Closing shall be conditional on the Closing Conditions being satisfied with respect to all Parties.

1

2.2

The date on which all the Closing Conditions set out in Schedule 2 have been satisfied shall be the “Unconditional Date.” If the Unconditional Date has not occurred on or prior to September 30, 2022 (the “Longstop Date”), the Issuer may, at its sole and absolute discretion within ten (10) Business Days any time after the Longstop Date:

(a)

terminate this Agreement with immediate effect (other than the Surviving Provisions), by written notice to the Subscriber, and (without prejudice to the rights and/or obligations of any Party in respect of any antecedent breach) the Parties shall be released and discharged from their respective obligations under this Agreement; or

(b)	with the agreement of the Subscriber, extend the Longstop Date to such later date as the Parties may agree (such new date being the “Extended Longstop Date”).

2.3

If the Unconditional Date has not occurred on or prior to the Extended Longstop Date (if any), this Agreement shall terminate with immediate effect (other than the Surviving Provisions and without prejudice to the rights and/or obligations of any Party in respect of any antecedent breach), and the Parties shall be released and discharged from their respective obligations under this Agreement.

2.4

The Issuer and Subscriber shall, at their own cost, use their reasonable endeavours to ensure that the Closing Conditions set out in Schedule 2 applicable to each are fulfilled as soon as reasonably practicable after the date of this Agreement.

3.	CLOSING

3.1

Subject to the satisfaction of the Closing Conditions, Closing shall take place by way of electronic exchange of relevant documents and items on or around the Closing Date at 10:00 a.m. (Hong Kong time) or by such other method or at such other place and time as the Parties may agree in writing.

4.	REPRESENTATIONS AND WARRANTIES

4.1

Subject to and except for the information disclosed to the Subscriber in respect of any due diligence conducted by the Subscriber, any announcement, circular or other release or communication released or published by the Issuer as it relates to specific Warranties set out in Schedule 4, the Issuer represents and warrants to the Subscriber that the Issuer’s Warranties set out in Part A of Schedule 4 are true, accurate and complete as at the date of this Agreement. The Issuer’s Warranties, save for those that are expressed to be given only as of a specific date, shall be deemed to be repeated by the Issuer immediately prior to Closing by reference to the facts and circumstances then existing as if references in the Issuer’s Warranties to the date of this Agreement were references to the Closing Date.

4.2

The Subscriber represents and warrants to the Issuer that the Subscriber’s Warranties set out in Part B of Schedule 4 are true, accurate and complete as at the date of this Agreement. The Subscriber’s Warranties, save for those that are expressed to be given only as of a specific date, shall be deemed to be repeated by the Subscriber immediately prior to Closing by reference to the facts and circumstances then existing as if references in the Subscriber’s Warranties to the date of this Agreement were references to the Closing Date.

4.3	Each Warranty given pursuant to Clauses 4.1 and 4.2 is a separate and independent statement and is not limited or otherwise affected by any other Warranty or by any other provision of this Agreement.

5.	EXPENSES

5.1	The Issuer shall be liable for all costs and expenses (including but not limited to the costs and expenses of legal and other professional advisers) incurred in connection with the Subscription.

2

5.2

Without prejudice to Clause 5.1, all stamp, issue, registration, documentary or other similar taxes and duties payable on or in connection with the allotment and issue of the Subscription Shares shall be paid by the Issuer.

5.3	The Issuer agrees to pay all fees, costs and expenses incurred in connection with the listing of Subscription Shares on the Stock Exchange.

6.	CONFIDENTIALITY

6.1

Each Party undertakes that it shall (and shall procure that its Affiliates shall, and where relevant, undertakes to procure that its officers, employees, agents, investment managers and professional and other advisers and those of any Affiliate (together its “Authorised Persons”) shall) use its best endeavours to keep confidential at all times and not permit or cause the disclosure of any information (other than to its Authorised Persons) which it may have or acquire before or after the date of this Agreement relating to the provisions of, and negotiations leading to, this Agreement and the performance of the obligations thereunder (such information being “Confidential Information”). In performing its obligations under this Clause 6.1, each Party shall apply confidentiality standards and procedures at least as stringent as those that applies generally in relation to its own confidential information.

6.2

Each of the Parties agrees that it shall not use Confidential Information for any purpose other than in relation to the proper performance of its obligations and exercise of its rights under this Agreement and the transactions contemplated hereunder.

6.3

Each Party shall use its reasonable endeavours to alert the other Party as soon as is reasonably practical after it becomes aware of any request from a third party for disclosure of any Confidential Information.

6.4	The obligation of confidentiality under Clause 6.1 does not apply to:

(a)	information which at the date of disclosure is within the public domain (otherwise than as a result of a breach of this Clause 6);

(b)	the disclosure of information to the extent required to be disclosed by law, regulation or any court, tribunal or regulatory authority; or

(c)	any announcement made in accordance with the terms of Clause 8.

7.	TERMINATION

7.1	This Agreement may be terminated at any time prior to Closing by written agreement between the Issuer and the Subscriber.

8.	ANNOUNCEMENTS

8.1

If any Party is required by law or by any stock exchange or by any governmental or regulatory authority or by any rule thereof to make any announcement in connection with this Agreement or the transactions contemplated thereunder (other than the announcement referred to in Clause 8.2), the relevant Party shall, to the extent legally permissible, notify the other Party as soon as practicable and shall use all reasonable endeavours to accommodate the requests of such Party with respect to the terms and provisions of such announcement.

8.2

The Parties acknowledge and agree that the Issuer is required to publish or despatch announcements, circulars or other communications (“Communications”) in relation to the subject matter contained herein following entry into this Agreement by the Parties in accordance with the Listing Rules.

3

9.	GOVERNING LAW; JURISDICTION AND ARBITRATION

9.1

This Agreement is governed by and shall be construed in accordance with the law of the Hong Kong. Any disputes that arise in connection with this Agreement shall be negotiated and attempted to be settled by the Parties in good faith and with best efforts; failing which, the dispute shall be submitted to the China International Economic and Trade Arbitration Commission in Beijing (CIETAC) for arbitration which shall be conducted in accordance with the arbitration rules issued by CIETAC in effect at the time of applying for arbitration. The arbitral award is final and binding upon both parties.

10.	ENTIRE AGREEMENT

10.1

This Agreement, together with any agreements or documents referred to herein, sets out the entire agreement and understanding between the Parties with respect to its subject matter and supersedes all prior agreements, understandings, negotiations and discussions (whether oral or written) and all previous agreements in relation to the subject matter contained herein are hereby terminated and shall have no further force or effect.

11.	COUNTERPARTS

11.1

This Agreement may be executed in any number of counterparts, and by each Party on separate counterparts. Each counterpart is an original, but all counterparts shall together constitute one and the same instrument. Delivery of a counterpart of this Agreement by e-mail attachment or telecopy shall be an effective mode of delivery.

4

For and on behalf of

JD Logistics, Inc.

京东物流股份有限公司

/s/ Yue Ma
Name: Yue Ma (马越)
Title: Chief Financial Officer

For and on behalf of

Jingdong Technology Group Corporation

/s/ Nani Wang
Name: Nani Wang (王娜妮)
Title: Director

SCHEDULE 1

SUBSCRIPTION DETAILS

Subscriber	Number of Subscription Shares	Subscription Price	Subscription Amount
Jingdong Technology Group Corporation	261,400,000	HK$20.71 (corresponding to US$2.65)	US$692 million (corresponding to HK$5,414 million)

S-1-1

SCHEDULE 2

CLOSING CONDITIONS

1.

The approval of this Agreement and the transactions contemplated hereunder by the independent shareholders at a general meeting of the Company (or, if earlier, at the next annual general meeting of the Company) as required under Applicable Laws.

2.

The Listing Committee of the Stock Exchange granting approval for the listing of, and permission to deal in, the Subscription Shares (and such listing and permission not being subsequently revoked prior to Closing).

S-2-1

SCHEDULE 3

CLOSING ARRANGEMENT

Part A Issuer Obligations

At Closing or otherwise within the time period specifically stated below, and against due compliance with the provision in Schedule 3 Part B, the Issuer shall perform all of the following:

1.

allot and issue the Subscription Shares to the Subscriber in accordance with Schedule 1, credited as fully paid, and procure the entry of the Subscriber in the register of members of the Issuer as the owner of the Subscription Shares; and

2.

if so prior requested by the Subscriber, deliver or ensure that there is delivered to the Subscriber a share certificate or equivalent document(s) in the applicable jurisdiction representing the Subscription Shares subscribed for by the Subscriber.

Part B Subscriber’s Obligations

At or before Closing, the Subscriber shall:

1.	pay or procure the payment of the Subscription Amount as set out in Schedule 1 by immediately available funds transfer.

S-3-1

SCHEDULE 4

REPRESENTATIONS AND WARRANTIES

Part A Issuer’s Warranties

The Issuer represents and warrants to the Subscriber that:

1.

this Agreement has been duly authorised, executed and delivered by the Issuer and constitutes valid and legally binding obligations of the Issuer, enforceable against the Issuer in accordance with its terms, and the Issuer has full right, power and authority to enter into and perform its obligations under this Agreement and any other documents to be executed by the Issuer pursuant to or in connection with this Agreement;

2.

the execution, delivery and performance of this Agreement, the issuance of the Subscription Shares and compliance with the terms hereof do not conflict with or result in a breach of any of the terms or provisions of, or constitute a default under, the constitutional documents of the Issuer or infringe any existing applicable law, rule, regulation, judgment, order, authorisation or decree of any government, governmental body or court, having jurisdiction over any member of its group or infringe the rules of any stock exchange on which securities of any member of its group are listed which would affect the performance of this Agreement;

3.	save as otherwise provided for under this Agreement and in the Articles:

(a)	there are no restrictions on issuance of the Subscription Shares; and

(b)

there are no restrictions on the voting or transfer of any of the Subscription Shares or payments of dividends with respect to the Subscription Shares pursuant to the Issuer’s constitutional documents, or pursuant to any agreement or other instrument to which the Issuer is a party or by which it is bound.

Part B Subscriber’s Warranties

The Subscriber represents and warrants to the Issuer that:

1.

it has full right, power and authority to enter into and perform its obligations under this Agreement and any other documents to be executed by the Subscriber pursuant to or in connection with this Agreement, which when executed shall constitute valid and binding obligations of the Subscriber, enforceable in accordance with their respective terms; and

2.

the execution, delivery and performance of this Agreement, the subscription of the Subscription Shares and compliance with the terms hereof do not conflict with or result in a breach of any of the terms or provisions of, or constitute a default under, the constitutional documents of the Subscriber or infringe any existing applicable law, rule, regulation, judgment, order, authorisation or decree of any government, governmental body or court, having jurisdiction over any member of its group or infringe the rules of any stock exchange on which securities of any member of its group are listed which would affect the performance of this Agreement.

S-4-1

SCHEDULE 5

DEFINITIONS

1.	The following terms and expressions used in this Agreement, unless the context otherwise requires, shall have the following meanings:

“Affiliate”	of any specified person means any other person directly or indirectly Controlling or Controlled by or under direct or indirect common Control with such specified person;

“Applicable Laws”	means, with respect to any person, any laws, rules, regulations, directives, treaties, decrees or orders of any governmental or regulatory authority that are applicable to and binding on such person and without limitation to the foregoing, shall, in respect of the Issuer, include the Listing Rules and the Codes on Takeovers and Mergers and Share Buy-backs;

“Articles”	means the Issuer’s articles of association from time to time;

“Authorised Persons”	has the meaning given to it in Clause 6.1;

“Board”	means the board of directors of the Issuer;

“Business Day”	means a day (other than a Saturday or Sunday or public holiday and any other day on which a tropical cyclone warning no. 8 or above or a “black” rain warning signal is hoisted in Hong Kong) on which commercial banks are open for business in the city in which the specified office of the registrar is located and in Hong Kong, and “Business Days” shall be construed accordingly;

“Closing”	means the completion of the Subscription, as the case may be, in accordance with Clause 3;

“Closing Conditions”	means the conditions to Closing as set out in Schedule 2;

“Closing Date”	means the date of Closing, which shall be the date as the Parties agree in writing after the satisfaction of the Closing Conditions and before the Longstop Date or Extended Longstop Date (if so agreed by the Parties in accordance with Clause 2.2(b))

“Closing Payment”	has the meaning given to it in Clause 1.2;

“Communications”	has the meaning given to it in Clause 8.2;

“Confidential Information”	has the meaning given to it in Clause 6.1;

S-5-1

“Control”

means in relation to an undertaking:

(a)   the power to direct the exercise of a majority of the voting rights capable of being exercised at a general meeting of that undertaking;

(b)   the right to appoint or remove a majority of the board of directors (or corresponding officers) of that undertaking; or

(c)   the right to exercise a dominant influence over that undertaking by virtue of provisions contained in its constitutional documents or under a control contract or otherwise.

In each case either directly or indirectly and “Controlled” and “Controlling” shall be construed accordingly;

“Director”	means a director of the Issuer;

“Extended Longstop Date”	has the meaning given to it in Clause 2.2(b);

“HK$”	means the legal currency of Hong Kong;

“Hong Kong”	means the Hong Kong Special Administrative Region of the People’s Republic of China;

“Issuer’s Warranties”	means the warranties set out in Schedule 4 Part A;

“Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“Longstop Date”	has the meaning given to it in Clause 2.2;

“Shares”	means the ordinary shares with a par value of US$0.000025 each in the share capital of the Issuer;

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited;

“Subscriber’s Warranties”	means the warranties set out in Schedule 4 Part B;

“Subscription”	has the meaning given to it in Recital B;

“Subscription Amount”	the consideration for the Subscription Shares payable by the Subscriber, as set out in Schedule 1;

“Subscription Price”	the price per Subscription Share, as set out in Schedule 1;

“Subscription Shares”	has the meaning given to it in Recital B and as set out in Schedule 1;

“Unconditional Date”	has the meaning given to it in Clause 2.2;

“Warranties”	mean the Issuer’s Warranties and Subscriber’s Warranties as set out in Schedule 4;

S-5-2

2.	In this Agreement:

(a)	words denoting the singular shall include the plural and vice versa;

(b)	words denoting one gender shall include each gender and all genders;

(c)

references to persons shall be deemed to include references to natural persons, to firms, to partnerships, to bodies corporate, to undertakings, to associations, to organisations, to trusts, to trustees, to legal representatives, to governments (or any department or agency thereof) or to any other entity howsoever designated or constituted (in each case, whether or not having separate legal personality), but references to individuals shall be deemed to be references to natural persons only;

(d)	a reference to this Agreement includes the Schedules to it, each of which forms part of this Agreement for all purposes;

(e)	references to Clauses and Schedules are, unless stated otherwise, references to clauses and schedules of this Agreement;

(f)	references to paragraphs are, unless expressly provided otherwise, references to paragraphs of the Schedule in which the references appear;

(g)	the headings are inserted for convenience only and will not affect the construction of this Agreement;

(h)	any reference to an enactment or a statutory provision is a reference to it as it may have been or may from time to time be, amended, modified, consolidated or re-enacted; and

(i)	the terms “hereof” and “hereunder” (and any other similar expressions) refer to this Agreement and not to any particular clause or other portion hereof and include any agreement supplemental hereto.

S-5-3